EXHIBIT (99.4)

2019-20 THIRD QUARTER FINANCES

MINISTRY OF FINANCE

2019–20 First Quarter Finances
January 2020

The Third Quarter Finances report contains information about Ontario's 2019–20 fiscal outlook as of December 31, 2019.

Highlights
•
As of December 31, 2019, the government is projecting a deficit of $9.0 billion in 2019–20, an improvement of $1.3 billion from the outlook presented in the 2019 Budget and unchanged since the 2019 Ontario Economic Outlook and Fiscal Review.

•	Ontario’s economy continued to grow in the third quarter of 2019. Real GDP grew by 0.6 per cent, following a gain of 0.8 per cent in the second quarter.
•	Since June 2018, 291,900 net new jobs have been created. The annual unemployment rate in 2019 was 5.6 per cent, matching the 2018 rate, which was the lowest since the late 1980s.
•
Total revenue is projected to be $157.2 billion in 2019–20, $3.1 billion higher than the 2019 Budget projection and $1.5 billion higher than expected in the 2019 Ontario Economic Outlook and Fiscal Review.

•
Program expenses are $2.5 billion higher than the 2019 Budget in part due to investments in health care, education and other social services announced in the 2019 Ontario Economic Outlook and Fiscal Review. Through prudent fiscal management, the 2019–20 Third Quarter Finances includes additional funding to help keep Ontarians’ electricity bills more stable and affordable, while maintaining a $9.0 billion deficit outlook for 2019–20.

•
Since the release of the 2019 Budget, credit rating agencies — Moody’s, DBRS, S&P and Fitch — confirmed the Province’s current credit ratings and Fitch improved the outlook on Ontario’s rating to Stable from Negative.

•
Interest rates have dropped substantially since the time of the 2019 Budget. This has allowed the Province to project interest on debt savings of $630 million relative to the Budget forecast, including $200 million since the 2019 Ontario Economic Outlook and Fiscal Review, while also completing the $31.9 billion total long-term public borrowing requirement for 2019–20, as of January 23, 2020.

•	Additional details on the Province’s fiscal performance for 2019–20 will be provided in the 2020 Budget.

Introduction

The government continues to make steady progress in its plan to return to a balanced budget. The government’s responsible and prudent approach to managing the Province’s finances has allowed for additional investments in critical public services while making life more affordable for individuals, families and businesses. Since the second quarter of 2018, Ontario’s household disposable income has increased 5.5 per cent.
These measures, along with creating an open for business environment, have supported a growing economy and job creation.
Since June 2018, 291,900 net new jobs have been created, while the unemployment rate was 5.3 per cent as of December 2019. The government is taking steps to help grow the economy by making Ontario open for business and establishing a robust business environment.
The 2019–20 Third Quarter Finances is reporting a deficit of $9.0 billion in 2019–20, which maintains the same deficit level as reported in the 2019 Ontario Economic Outlook and Fiscal Review. Compared to the 2019 Budget, the outlook shows an improvement of $1.3 billion.
The measures implemented by the government to restore fiscal health to the Province’s books are paying off. Moody’s, DBRS, S&P and Fitch have confirmed the Province’s current credit ratings and Fitch improved the outlook on Ontario’s rating to Stable from Negative.
Ontario’s new fiscal legislation, the Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA), requires Ontario’s Third Quarter Finances to be released on or before February 15th of each year. In compliance with the legislated framework, this document is being released in advance of that deadline.
The FSTAA also requires the Auditor General to review the government’s compliance with the Act. In her 2019 Annual Report,1 the Auditor General confirmed that the government has met all reporting deadlines as of October 2019.

1 Office of the Auditor General of Ontario, “Annual Report, 2019”, page 27.

Section A: Ontario's 2019–20 Fiscal Outlook

The Province’s 2019–20 deficit is projected to be $9.0 billion — an improvement of $1.3 billion from the outlook published in the 2019 Budget and unchanged from the forecast provided at the release of the 2019 Ontario Economic Outlook and Fiscal Review. Improvements are primarily due to higher than forecast revenues and lower projected interest on debt expense, offset by increases in program expense.

Total revenue is projected to be $157.2 billion, $3.1 billion higher than the 2019 Budget projection and $1.5 billion higher than expected in the 2019 Ontario Economic Outlook and Fiscal Review. Improvements in the revenue forecast largely reflect strong job growth, rising household incomes and strengthening home resales.
Program expense is projected to be $152.6 billion, $2.5 billion higher than the 2019 Budget projection, primarily due to investments in health care, education and other social services announced in the 2019 Ontario Economic Outlook and Fiscal Review and additional funding to help Ontarians benefit from stable electricity bills. Helping consumers manage electricity bills is a critical component of the government’s commitment to affordability for people and small business. This additional expense recognizes the cost of paying for the high-cost system put in place by the previous government.
The net debt-to-GDP ratio is now projected to be 39.9 per cent in 2019–20, 0.1 percentage points lower than the 40.0 per cent forecast in the 2019 Ontario Economic Outlook and Fiscal Review and 0.8 percentage points lower than the 40.7 per cent forecast in the 2019 Budget.
The 2019–20 outlook also maintains a $1.0 billion reserve to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense forecasts for the remainder of the fiscal year.
2019–20 In-Year Fiscal Performance ($ Millions)
	Budget Plan	Current Outlook [1]	In-Year Change
Revenue	154,165	157,247	3,082
Expense
Programs	150,109	152,560	2,451
Interest on Debt	13,335	12,705	(630)
Total Expense	163,444	165,265	1,821
Surplus/(Deficit) Before Reserve	(9,279)	(8,018)	1,262
Reserve	1,000	1,000	–
Surplus/(Deficit)	(10,279)	(9,018)	1,262
[1] Current outlook reflects government decisions and information available as of December 31, 2019. Note: Numbers may not add due to rounding.

Revenue
The 2019–20 revenue outlook is projected to be $157.2 billion, $3.1 billion higher than forecast in the 2019 Budget and $1.5 billion higher than expected in the 2019 Ontario Economic Outlook and Fiscal Review, mostly due to higher projected taxation revenue, in particular, higher Personal Income Tax (PIT) and Harmonized Sales Tax (HST).
Compared to the 2019 Ontario Economic Outlook and Fiscal Review, the PIT revenue outlook is $749 million higher due to increased revenues indicated by processing of 2018 and prior-year tax returns. Sales Tax revenue is $1,084 million higher than forecast, mainly reflecting revised official federal HST entitlement updates for the years up to and including 2020, mainly driven by a higher 2018 entitlement estimate. Land Transfer Tax is $89 million higher reflecting stronger home resales. The Corporations Tax revenue forecast is lower by $504 million, largely due to weaker than expected 2019 corporate profits. All Other Tax revenue combined is $60 million higher mostly due to higher revenues from Preferred Share Dividend Tax and Ontario Health Premium, partially offset by lower revenues from Electricity Payments in-Lieu of Taxes, and Beer, Wine and Spirits Tax.
Federal Transfers revenue has increased by $158 million above the 2019 Ontario Economic Outlook and Fiscal Review forecast, largely due to a $169 million payment to Ontario under the federal Low Carbon Economy Leadership Fund after successfully negotiating with the federal government to recognize that past expenditures made by the Province are eligible for support under this program.
Income from Government Business Enterprises is lower by $149 million, largely due to lower forecasted net income from Ontario Power Generation on a provincial consolidation basis.

Key Changes to 2019–20 Revenue Projections[1] ($ Millions)
2019–20
Revenue Changes Reported in the 2019 Ontario Economic Outlook and Fiscal Review	1,596

Revenue Changes since the 2019 Ontario Economic Outlook and Fiscal Review
Personal Income Tax	749
Sales Tax	1,084
Corporations Tax	(504)
Land Transfer Tax	89
All Other Taxes	60
Total Taxation Revenue	1,478
Government of Canada Transfers	158
Government Business Enterprises	(149)
Total Revenue Changes since the 2019 Ontario Economic Outlook and Fiscal Review	1,486
Total Revenue Changes Projected since the 2019 Budget	3,082
[1] Changes are shown since the 2019 Budget. Note: Numbers may not add due to rounding.

The revenue changes outlined above are based on information available at the end of the third quarter. There are further upside and downside risks that could materially affect the 2019–20 revenue outlook. These include changes to the economic growth outlook, information on tax assessments and revenue collections from Ontario-administered taxes. The government will monitor these economic and revenue developments and will provide further details in future fiscal updates.

Expense
Total expense is projected to be $165.3 billion, $1.8 billion higher than the 2019 Budget projections. Since the release of the 2019 Ontario Economic Outlook and Fiscal Review, several investments intended to make life more affordable and modernize government have been introduced.
Key Changes to 2019–20 Total Expense Projections[1] ($ Millions)
2019–20
Net Changes in Program Expense Reported in the 2019 Ontario Economic Outlook and Fiscal Review	771

Program Expense Changes Projected since the 2019 Ontario Economic Outlook and Fiscal Review
Electricity Cost Relief Program	1,560
Municipal Modernization Program	10
Modernizing Ontario Public Service Cyber Security	5
Net Change to the Contingency Fund	105
Total Program Expense Changes Projected since the 2019 Ontario Economic Outlook and Fiscal Review	1,680
Interest on Debt Change	(630)
Total Expense Changes Projected since the 2019 Budget	1,821
[1] Changes are shown since the 2019 Budget. Note: Numbers may not add due to rounding.

The outlook for program expense in 2019–20 is projected to be $152.6 billion, a projected increase of approximately $2.5 billion compared to the 2019 Budget and $1.7 billion since the release of the 2019 Ontario Economic Outlook and Fiscal Review.
Key changes to program expense projections since the 2019 Ontario Economic Outlook and Fiscal Review include:
•
An increase of $1.6 billion to address pressures in electricity cost relief programs, including the cost of the new Ontario Electricity Rebate. This rebate ensures that electricity bills for people and small businesses are kept stable and affordable.

Other changes to program expense projections offset by the contingency fund include:
•
An increase of $10 million in 2019–20 for the Municipal Modernization Program, an application-based program to help the province’s 405 small and rural municipalities in finding and implementing efficiencies in service delivery; and

•	Funding of $5 million in 2019–20 for Modernizing Ontario Public Service Cyber Security services to enable secure digital interactions and better detect and deter advanced cyber threats.
After accounting for the draws from the contingency fund in this quarter, the net position of the contingency fund is $105 million higher to mitigate expense risks by keeping the necessary prudence in place so that the government can continue to deliver on priorities. Any unused contingency funds at year end will go towards reducing the Province’s net debt position.
Interest on debt expense is projected to be $12.7 billion. Interest rates have continued to remain low compared with the forecast at the time of the 2019 Budget. This has allowed the Province to project interest on debt savings of $630 million relative to the 2019 Budget, with $200 million in savings coming since the release of the 2019 Ontario Economic Outlook and Fiscal Review.

Fiscal Prudence
The Fiscal Sustainability, Transparency and Accountability Act, 2019, requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The 2019 Budget included a reserve of $1.0 billion in 2019–20, which has remained unchanged as part of the current fiscal outlook.
Contingency funds are also maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised — that may otherwise adversely affect Ontario’s fiscal performance. The remaining contingency fund is currently projected at $653.8 million for 2019–20.

Section B: Ontario's Economic Outlook

Private-sector forecasters, on average as of January 22, 2020, estimate that real GDP grew by 1.7 per cent in 2019, above the 1.5 per cent projected at the time of the 2019 Ontario Economic Outlook and Fiscal Review. This estimate is subject to revision as new economic indicators for 2019 are released. The current private-sector outlook for real GDP growth in 2020 is unchanged from the 2019 Ontario Economic Outlook and Fiscal Review, at 1.7 per cent.

Ontario Real GDP Growth

Per Cent Change
3.0
2.0
1.0
0.0
2019
2020
1.4
1.5
1.7
1.5
1.7
1.7
FES 2019
Oct 2019
Jan 2020
FES 2019
Oct 2019
Jan 2020
Ministry of Finance
Private-Sector Average

Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasters (October 2019 and January 2020).

There are a broad range of risks surrounding the economic outlook. Globally, heightened trade uncertainty weighed on manufacturing and investment activity in 2019. Domestically, elevated debt levels continue to pose a challenge for households. There are also risks from geopolitical tensions and financial market valuations. However, lower than projected interest rates are expected to continue to provide support for the economic outlook.

Section C: Ontario's Economic Performance

Ontario’s economy experienced modest growth in 2019. Real GDP grew by 0.6 per cent in the third quarter of 2019, following a gain of 0.8 per cent in the second quarter. Third quarter growth was supported by higher consumer spending, investment in residential structures and stronger exports. Ontario’s real GDP growth outpaced Canadian growth of 0.3 per cent in the third quarter and was in line with second quarter growth of 0.9 per cent.
Employment in Ontario is growing strongly and the unemployment rate remains low. Ontario’s employment advanced by 210,200 jobs in 2019 or 2.9 per cent, the strongest gain since 2003. The annual unemployment rate in 2019 was 5.6 per cent, matching the 2018 rate, which was the lowest since the late 1980s.
Ontario’s home resales rebounded by 8.9 per cent in 2019, following two consecutive years of declines. In addition, many other key economic indicators posted gains in 2019, including wholesale trade and retail sales.
Ontario Key Economic Indicators
______________________________________________________________________________________________________________________________________
(Seasonally adjusted per cent change from previous period, unless indicated otherwise)
	Monthly 2019			Quarterly		Annual	Year-to-date
	Oct	Nov	Dec	2019Q3	2019Q4	2018	2019
Gross Domestic Product[1]
Real GDP	N/A	N/A	N/A	0.6	N/A	2.2	1.4
Nominal GDP	N/A	N/A	N/A	1.2	N/A	3.7	3.4
Labour Market
Employment (Change in 000s)	(11.9)	17.9	17.1	48.0	46.7	114.4	210.2
Unemployment Rate (%)	5.3	5.5	5.3	5.5	5.4	5.6	5.6
Other Key Economic Indicators
Retail Sales	(1.9)	1.6	N/A	1.1	N/A	4.4	2.6
Housing Starts	(13.1)	(12.2)	(11.7)	15.3	(16.3)	(0.5)	(12.4)
MLS Home Resales	(1.2)	1.3	(4.4)	6.2	(0.8)	(13.1)	8.9
Manufacturing Sales	(2.6)	1.4	N/A	(0.5)	N/A	3.9	0.2
Wholesale Trade	0.4	(1.6)	N/A	1.9	N/A	2.5	2.7
Consumer Price Index[2]	1.7	1.9	2.1	1.9	1.9	2.4	1.9
[1] 2019 GDP growth is the Ontario Ministry of Finance’s planning assumption from the 2019 Ontario Economic Outlook and Fiscal Review.
[2] Per cent change from a year earlier, data not seasonally adjusted.
N/A = Data not available
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation, and Canadian Real Estate Association.

Section D: Details of Ontario's Finances

Revenue
($ Millions)
	2019–20 Budget Plan	2019–20 Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	36,600	37,874	1,274
Sales Tax	28,076	29,151	1,075
Corporations Tax	15,171	15,603	432
Education Property Tax	6,085	6,197	112
Employer Health Tax	6,837	6,823	(14)
Ontario Health Premium	4,021	4,070	49
Gasoline Tax	2,766	2,744	(22)
Land Transfer Tax	2,877	3,056	179
Tobacco Tax	1,213	1,205	(8)
Fuel Tax	776	790	14
Beer, Wine and Spirits Taxes	618	594	(24)
Ontario Portion of the Federal Cannabis Excise Duty	70	70	–
Electricity Payments in Lieu of Taxes	488	432	(56)
Other Taxes	540	612	72
	106,138	109,221	3,083
Government of Canada
Canada Health Transfer	15,646	15,638	(8)
Canada Social Transfer	5,653	5,650	(3)
Equalization	–	–	–
Infrastructure Programs	1,043	1,043	–
Labour Market Programs	1,036	1,036	–
Social Housing Agreement	359	359	–
Other Federal Payments	1,386	1,555	169
Direct Transfers to Broader Public-Sector Organizations	330	330	–
	25,453	25,611	158
Income from Government Business Enterprises
Ontario Lottery and Gaming Corporation	2,414	2,414	–
Liquor Control Board of Ontario	2,339	2,339	–
Ontario Cannabis Store	10	10	–
Ontario Power Generation Inc./Hydro One Ltd.	1,058	909	(149)
	5,821	5,672	(149)
continued…

Revenue (continued) ($ Millions)
	2019–20 Budget Plan	2019–20 Current Outlook	In-Year Change
Other Non-Tax Revenue
Reimbursements	981	981	–
Vehicle and Driver Registration Fees	2,066	2,055	(11)
Electricity Debt Retirement Charge	–	–	–
Power Supply Contract Recoveries	125	125	–
Sales and Rentals	1,590	1,592	2
Carbon Allowance Proceeds	–	–	–
Other Fees and Licences	1,080	1,080	–
Net Reduction of Power Purchase Contracts	30	30	–
Royalties	287	287	–
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	9,364	9,364	–
Miscellaneous Other Non-Tax Revenue	1,230	1,230	–
	16,753	16,744	(9)
Total Revenue	154,165	157,247	3,082
Note: Numbers may not add due to rounding.

Total Expense[1] ($ Millions)
Ministry Expense	2019–20 Budget Plan[2]	2019–20 Current Outlook	In-Year Change
Agriculture, Food and Rural Affairs (Base)	828.8	841.2	12.4
Time-Limited Investments in Infrastructure	38.5	38.5	–
Agriculture, Food and Rural Affairs (Total)	867.4	879.8	12.4
Attorney General (Total)	1,603.7	1,603.7	–
Board of Internal Economy (Total)	287.5	287.5	–
Children, Community and Social Services (Total)	16,585.9	17,223.1	637.1
Colleges and Universities[1] (Base)	9,996.7	9,996.9	0.2
Student Financial Assistance	1,372.2	1,372.2	–
Colleges and Universities[1] (Total)	11,368.9	11,369.1	0.2
Economic Development, Job Creation and Trade (Total)	773.5	773.3	(0.2)
Education (Base)	29,783.7	29,969.5	185.8
Teachers’ Pension Plan[3]	1,732.0	1,732.0	–
Education (Total)	31,515.7	31,701.5	185.8
Energy, Northern Development and Mines (Base)	1,165.8	1,165.8	–
Electricity Cost Relief Programs	4,012.7	5,572.9	1,560.2
Energy, Northern Development and Mines (Total)	5,178.5	6,738.7	1,560.2
Environment, Conservation and Parks (Total)	606.2	606.2	–
Executive Offices (Total)	37.5	37.5	–
Finance (Base)	819.5	819.5	–
Ontario Municipal Partnership Fund	505.0	505.0	–
Power Supply Contract Costs	125.1	125.1	–
Finance (Total)	1,449.6	1,449.6	–
Francophone Affairs (Total)	5.8	5.8	–
Government and Consumer Services (Total)	1,687.2	1,692.5	5.3
Health and Long-Term Care[4] (Total)	63,426.7	63,830.8	404.1
Heritage, Sport, Tourism and Culture Industries[1] (Total)	1,495.5	1,511.5	16.0
Indigenous Affairs (Total)	72.2	72.2	–
continued…

Total Expense[1] (Continued) ($ Millions)
Ministry Expense	2019–20 Budget Plan[2]	2019–20 Current Outlook	In-Year Change
Infrastructure (Base)	431.8	415.8	(16.0)
Federal–Provincial Infrastructure Programs	133.7	133.7	–
Infrastructure (Total)	565.5	549.5	(16.0)
Labour, Training, and Skills Development[1] (Total)	292.9	292.9	–
Municipal Affairs and Housing (Base)	840.5	850.5	10.0
Time-Limited Investments	270.9	270.9	–
Municipal Affairs and Housing (Total)	1,111.5	1,121.5	10.0
Natural Resources and Forestry (Base)	568.8	568.8	–
Emergency Forest Firefighting	69.8	129.8	60.0
Natural Resources and Forestry (Total)	638.6	698.6	60.0
Seniors and Accessibility (Total)	50.8	50.8	–
Solicitor General (Total)	2,644.7	2,644.7	–
Transportation (Base)	4,473.5	4,487.5	14.0
Federal–Provincial Infrastructure Programs	638.5	638.5	–
Transportation (Total)	5,112.0	5,126.0	14.0
Treasury Board Secretariat (Base)	279.3	287.5	8.1
Employee and Pensioner Benefits[3]	1,352.0	1,352.0	–
Operating Contingency Fund	775.0	328.8	(446.2)
Capital Contingency Fund	325.0	325.0	–
Treasury Board Secretariat (Total)	2,731.3	2,293.3	(438.0)
Interest on Debt[5]	13,335.0	12,705.0	(630.0)
Year-End Savings	–	–	–
Total Expense	163,444.1	165,265.0	1,820.9
1 On October 21, 2019 the government announced that the Ministry of Labour would become the Ministry of Labour, Training and Skills Development; the Ministry of Training, Colleges and Universities would become the Ministry of Colleges and Universities; and the Ministry of Tourism, Culture and Sport would become the Ministry of Heritage, Sport, Tourism and Culture Industries. Changes to the names of these ministries are reflected in the 2019–20 Third Quarter Finances; any resulting changes to ministry expense will be reflected in future updates.
[2] Ministry expenses have been reclassified to aggregate all expenses incurred related to the Government Real Estate Portfolio (GREP) under the Ministry of Government and Consumer Services and projects supported through Infrastructure Ontario under the Ministry of Infrastructure, which holds responsibility for the activities of these two government entities.
[3] Numbers reflect the pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements in Public Accounts of Ontario 2017–2018.
4 On June 20, 2019 the government announced that the Ministry of Health and Long-Term Care would become the Ministry of Health and the Ministry of Long-Term Care. Future updates will report the two ministries separately.
[5] Interest on debt is net of interest capitalized during construction of tangible capital assets of $475 million in 2019–20.
Note: Numbers may not add due to rounding.

Infrastructure Expenditures ($ Millions)
Sector	2019–20 Current Outlook
	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures
Transportation
Transit	4,294	1,234	5,527
Provincial Highways	2,577	160	2,737
Other Transportation, Property and Planning	189	96	284
Health
Hospitals	2,354	3	2,357
Other Health	78	158	237
Education	2,416	10	2,426
Postsecondary
Colleges and Other	297	2	299
Universities	–	52	52
Social	25	272	297
Justice	487	130	617
Other Sectors[3]	857	939	1,796
Total Infrastructure Expenditures	13,573	3,056	16,630
Less: Other Partner Funding[4]	1,891	–	1,891
Total[5]	11,682	3,056	14,739
[1] Includes $475 million in interest capitalized during construction.
[2] Includes transfers to municipalities, universities and non-consolidated agencies.
[3] Includes government administration, natural resources, and the culture and tourism industries.
[4] Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[5] Includes Federal/Municipal contributions to provincial infrastructure investments.
Note: Numbers may not add due to rounding.

Five-Year Review of Selected Financial and Economic Statistics[1,2] ($ Millions)
	2015–16	2016–17	2017–18	Actual 2018–19	Current Outlook 2019–20
Revenue	136,148	140,734	150,594	153,700	157,247
Expense
Programs	129,905	131,460	142,363	148,751	152,560
Interest on Debt[3]	11,589	11,709	11,903	12,384	12,705
Total Expense	141,494	143,169	154,266	161,135	165,265
Reserve	–	–	–	–	1,000
Surplus/(Deficit)	(5,346)	(2,435)	(3,672)	(7,435)	(9,018)
Net Debt	306,357	314,077	323,834	338,496	353,737
Accumulated Deficit	203,014	205,939	209,023	216,642	224,660
Gross Domestic Product (GDP) at Market Prices	760,435	790,749	826,945	857,384	886,394
Primary Household Income	512,570	520,486	543,084	567,086	589,776
Population — July (000s)[4]	13,707	13,875	14,073	14,319	14,567
Net Debt Per Capita (dollars)	22,350	22,636	23,012	23,640	24,283
Household Income Per Capita (dollars)	37,394	37,511	38,592	39,605	40,488
Interest on Debt as a Per Cent of Revenue	8.5%	8.3%	7.9%	8.1%	8.1%
Net Debt as a Per Cent of GDP	40.3%	39.7%	39.2%	39.5%	39.9%
Accumulated Deficit as a Per Cent of GDP	26.7%	26.0%	25.3%	25.3%	25.3%
[1] Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.
[2] Revenues and expenses have been restated to reflect the following fiscally neutral changes: i) revised presentation of education property taxes to be included in the taxation revenues; ii) reclassification of certain Government Business Enterprises to other government organizations; iii) reclassification of a number of tax measures that provide a financial benefit through the tax system to be reported as expenses; and iv) change in presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue.
[3] Interest on debt is net of interest capitalized during construction of tangible capital assets of $165 million in 2015–16, $159 million in 2016–17, $157 million in 2017–18, $175 million in 2018–19 and $475 million in 2019–20.
[4] Population figures are for July 1 of the fiscal year indicated (i.e. for 2015-–16, the population on July 1, 2015 is shown).
Note:      Numbers may not add due to rounding.
Sources: Statistics Canada, Ontario Ministry of Finance and Treasury Board Secretariat.

Section E: Ontario's 2019–20 Borrowing Program
The forecast for the Province’s 2019–20 long-term public borrowing program remains at $31.9 billion, unchanged from the 2019 Ontario Economic Outlook and Fiscal Review and $4.1 billion lower than the forecast in the 2019 Budget.
Ontario’s 2019–20 Borrowing Program
($ Billions)
	2019–20
	2019 Budget	Current Outlook	In-Year Change
Deficit/(Surplus)	10.3	9.0	(1.3)
Investment in Capital Assets	11.6	11.6	–
Non-Cash Adjustments	(7.7)	(7.7)	–
Loans to Infrastructure Ontario	0.2	0.2	–
Other Net Loans/Investments	0.7	0.7	0.0
Debt Maturities/Redemptions	27.5	27.4	(0.1)
Total Funding Requirement	42.5	41.2	(1.3)
Decrease/(Increase) in Short-Term Borrowing	(1.2)	(3.0)	(1.8)
Increase/(Decrease) in Cash and Cash Equivalents	(5.3)	(6.3)	(1.0)
Total Long-Term Public Borrowing	36.0	31.9	(4.1)
Note: Numbers may not add due to rounding. Source: Ontario Financing Authority.

Interest rates have continued to remain low compared with the forecast at the time of the 2019 Budget. This has allowed the Province to project interest on debt savings of $630 million relative to the 2019 Budget forecast. As of January 23, 2020, the $31.9 billion total long-term public borrowing requirement of the Province, for 2019–20, has been completed and, based on favourable market conditions, the Province may engage in pre-borrowing for 2020–21.
Approximately 67 per cent of this year’s borrowing has been completed in Canadian dollars, with the remainder issued in U.S. dollars and Australian dollars.
($ Billions)
Canadian Dollar Issues	21.3
Foreign Currency Issues	10.6
Total	31.9
Note: Numbers may not add due to rounding.

Ministry of Finance                                   www.fin.gov.on.ca
For general inquiries regarding the 2019–20 Third Quarter Finances, please call:
Toll-Free English and French inquiries:   1-800-337-7222
Teletypewriter (TTY):                              1-800-263-7776

© Queen's Printer for Ontario, 2020